UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001- 32968

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Xenith Bankshares, Inc. (formerly the VBA Defined Contribution Plan for

Hampton Roads Bankshares, Inc.)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Xenith Bankshares, Inc.

901 E. Cary Street, Suite 1700

Richmond, VA 23219

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

VBA Defined Contribution Plan for

Xenith Bankshares, Inc.:

We have audited the accompanying statements of assets available for benefits of the VBA Defined Contribution Plan for Xenith Bankshares, Inc. (formerly the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.) (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

McLean, Virginia
June 29, 2017

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Statements of Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$20,197,565	$18,668,297
Cash	7,827	10,927
Receivables:
Employer	21,592	—
Participants	41,478	—
Notes receivable from participants	678,453	744,935

Assets available for benefits	$20,946,915	$19,424,159

See accompanying notes to financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions to assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$848,423	$(839,477)
Dividends	615,691	909,001

Total investment income, net	1,464,114	69,524

Interest on notes receivable from participants	29,229	30,127

Contributions:
Employer	880,145	855,070
Participant	1,745,436	1,625,747
Rollover	186,475	119,557

Total contributions	2,812,056	2,600,374

Total additions	4,305,399	2,700,025

Deductions from assets attributed to:
Benefits paid directly to participants	2,751,130	2,910,064
Administrative expenses	31,513	37,334

Total deductions	2,782,643	2,947,398

Net increase (decrease) in assets available for benefits	1,522,756	(247,373)
Assets available for benefits:
Beginning of year	19,424,159	19,671,532

End of year	$20,946,915	$19,424,159

See accompanying notes to financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of the Plan

The following description of VBA Defined Contribution Plan for Xenith Bankshares, Inc. (formerly the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.) (the “Plan”) provides only general information. Xenith Bankshares, Inc. (formerly Hampton Roads Bankshares, Inc.) (the “Plan Sponsor” or the “Company”) is a publicly traded company. Effective July 29, 2016, Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc. merged with Hampton Roads Bankshares, Inc. being the surviving company in the merger. Immediately following the merger, Hampton Roads Bankshares, Inc. changed its name to Xenith Bankshares, Inc. In connection with the merger, the Plan’s name was also changed. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible legacy Hampton Roads Bankshares, Inc. (pre-merger company) employees and employees joining the Company after the effective date of the merger, July 29, 2016, who have at least three months of service and are at least twenty-one years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of legacy Xenith Bankshares, Inc. (pre-merger company) remained participants in the defined contribution plan of legacy Xenith Bankshares, Inc. through December 31, 2016.

(b)	Contributions

Each year, participants may contribute up to 96% of pre-tax compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). These limits were $18,000 for 2016 and 2015. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These catch-up contributions are subject to Internal Revenue Service (“IRS”) limits of $6,000 for 2016 and 2015. Participants may also contribute funds from other tax-qualified plans as rollover contributions. The Plan Sponsor provides matching contributions of 100% of the first 3% of base compensation and 50% for the next 2% of base compensation that a participant contributes to the Plan; these matching contributions are allocated proportionate to the participant holdings. Additional profit sharing amounts may be contributed at the discretion of the Plan Sponsor’s board of directors. No discretionary profit sharing contributions were made during the years ended December 31, 2016 or 2015.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Notes receivable from participants

Participants may borrow from their account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum amount of each note allowed by the Plan is $1,000. A participant may only have two notes outstanding at a given time. Notes must be repaid within five years unless the note is used to acquire a principal residence for the participant for which the note must be repaid within a reasonable period of time not to exceed 15 years. The notes are secured by the vested balance in the participant’s account. All notes of the Plan bear interest at a fixed annual rate. The fixed rate of interest is set at 1% over the Wall Street Journal Prime Rate at the time that the note application is made or approved. Principal and interest are paid ratably through payroll deductions.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Notes to Financial Statements

December 31, 2016 and 2015

(e)	Investment Options

Participants direct the investment of all contributions into various investment options offered by the Plan. Participants may choose to invest up to 10% of their account balance and 10% of future contributions in the Plan Sponsor’s common stock. The Plan Sponsor’s company stock is held by participants in a unitized fund, which means participants do not own shares of Company stock, but rather own an interest in the unitized fund. The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Company common stock and cash held by the fund. The Plan owns the underlying assets of shares in common stock and the underlying cash.

(f)	Vesting

Participants are vested immediately in their contributions and in the Plan Sponsor’s matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. Upon reaching three years of credited service, a participant becomes 100% vested in Plan Sponsor’s profit sharing contributions.

(g)	Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.

(h)	Forfeited Accounts

At December 31, 2016 and 2015, there were no forfeited non-vested accounts. Under the Plan, any forfeited non-vested accounts are used to reduce future employer contributions. No forfeitures were used to reduce employer contributions for the years ending December 31, 2016 and 2015.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

(b)	Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor, including audit, legal, and filing fees. Custodial and transaction fees are paid out of the Plan’s assets.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3, Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Notes to Financial Statements

December 31, 2016 and 2015

(e)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make note repayments and the plan administrator deems the note receivable to be in default, the note receivable is reduced and a benefit payment is recorded. The Form 5500 presents notes receivable from participants as an investment.

(f)	Payment of Benefits

Benefits are recorded when paid.

(3)	Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Plan Sponsor Common Stock: Valued at the closing price reported on the stock exchange on which the individual securities are traded.

Mutual Funds: Valued at the closing price reported on the active market, which represents the net asset value of shares held by the Plan.

Stable Value Fund: Valued at net asset value, which is used as a practical expedient for fair value. The use of net asset value as fair value is deemed appropriate as there are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the Stable Value Fund. Refer to Note 4, Investment in Stable Value Fund, for more information.

Other Collective Trust Funds: Valued at net asset value based on underlying investments. For the equity related collective trust funds, the underlying investments are primarily publicly traded common stock. For the debt related common collective trust fund, the underlying investments are primarily treasury bonds, securitized debt, and other credit. There are no restrictions on trading of these other common collective trust funds and the investments are valued daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Notes to Financial Statements

December 31, 2016 and 2015

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015, based on summarized investment categories.

	December 31, 2016
Investment Category	Level 1	Level 2	Level 3	Funds at NAV (1)	Total
Plan Sponsor common stock	$503,386	$—	$—	$—	$503,386
Mutual funds	14,237,891	—	—	—	14,237,891

Collective trust funds	2,323,485	—	—	3,132,803	5,456,288

Total investments at fair value	$17,064,762	$—	$—	$3,132,803	$20,197,565

	December 31, 2015
Investment Category	Level 1	Level 2	Level 3	Funds at NAV (1)	Total
Plan Sponsor common stock	$385,065	$—	$—	$—	$385,065
Mutual funds	13,467,330	—	—	—	13,467,330
Collective trust funds	2,251,279	—	—	2,564,623	4,815,902

Total investments at fair value	$16,103,674	$—	$—	$2,564,623	$18,668,297

(1)	Investments are measured at fair value using NAV as a practical expedient and are not classified within the fair value hierarchy. The fair value amounts permit reconciliation of investments in the fair value hierarchy table to amounts presented in the statements of assets available for benefits.

For the years ended December 31, 2016 and 2015, there were no transfers between Level 1 and 2 and no assets in or out of Level 3.

(4)	Investment in Stable Value Fund

The Plan invests in the Reliance Trust Stable Value Fund, MetLife Series 25157 (the “Stable Value Fund”). The Stable Value Fund invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Stable Value Fund to maintain a constant net asset value. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Participants are able to transact at net asset value, which is the same as contract value for the Stable Value Fund. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Notes to Financial Statements

December 31, 2016 and 2015

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events may limit the ability of the Plan to transact at contract value with the Stable Value Fund. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan that requires liquidation of the Stable Value Fund), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary that require liquidation of the Stable Value Fund), or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants have occurred or are probable of occurring.

Average yields for the Stable Value Fund for years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Average yields:
Based on actual earnings	3.50%	-1.13%
Based on interest rate credited to participants	2.80%	3.03%

(5)	Tax Status

The Plan received a favorable determination letter dated May 30, 2012, whereby the IRS stated that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan was amended in 2016 to change the plan name, to exclude the former employees of legacy Xenith Bankshares, Inc. from participation in the Plan, and to limit non-hardship withdrawals to no more than four in a plan year. The Plan Sponsor’s management believes the amendments to the Plan had no affect on the tax status of the Plan.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress. Tax years 2014 through the current year remain subject to audit.

(6)	Plan Termination

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

(7)	Related Party Transactions

Reliance Trust Company is the trustee and investment manager of the Plan, and therefore, transactions in the Stable Value Fund qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA and the IRC. Amounts paid to Reliance Trust Company from plan assets were $31,513 in 2016.

In addition, any transaction in the Plan Sponsor’s common stock and notes receivable from participants also qualify as exempt party-in-interest transactions. Employer securities and notes receivable form participants are permitted by ERISA and the United Sates Department of Labor Rules and Regulations. The fair value of the Plan Sponsor’s common stock is based on quotes from a stock exchange. The Plan held 17,319 and 20,927 shares of the Plan Sponsor’s common stock at December 31, 2016 and 2015, respectively.

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Notes to Financial Statements

December 31, 2016 and 2015

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

(9)	Subsequent Events

In January 2017, the legacy Xenith Bankshares, Inc. defined contribution plan was merged with and into the Plan, as approved and permitted by the plan document. Net assets available for benefits totaling $8.7 million were transferred into the Plan at the time of the merger of the plans.

Effective January 1, 2017, the Plan was amended to, among other things, remove the minimum age requirement and reduce the service requirement to one month of service for participation eligibility.

On May 22, 2017, the Company announced the execution of an Agreement and Plan of Reorganization, dated as of May 19, 2017, (the “Merger Agreement”) pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into Union Bankshares Corporation (“USBH”), with UBSH as the surviving corporation in the merger. In accordance with the Merger Agreement, after a specified period of time, as defined in the Merger Agreement, the Plan will merge into the defined contribution plan of USBH. The parties to the Merger Agreement expect the merger to occur in the first quarter of 2018.

The Plan Sponsor has evaluated subsequent events through June 29, 2017, the date these financial statements were available to be issued and, except as disclosed, there are no additional events requiring disclosure.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR

XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED

CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 54-2053718 Plan 001

December 31, 2016

	Description of investment including
Identity of issue, borrower, lessor, or similar party	maturity date, rate of interest, collateral, par, or maturity value	Current value
American Beacon Large Cap Value Plan Fund	54,364 units	$1,402,580
American Beacon Mid Cap Value Fund	38,669 units	597,440
American Century Inflation Adjusted Bond Fund	19,623 units	226,641
American Funds Europacific Growth Fund – Class R4	49,824 units	2,204,732
Blackrock Equity Dividend I Fund	51,359 units	1,158,132
Columbia Small Cap Value Fund Z	32,779 units	584,456
Deutche Enhanced Commodity Strategy Fund S	1,931 units	22,750
Hartford Small Cap Growth HLS IB	20,426 units	533,534
Metropolitan West Total Return Bond	227,624 units	2,399,158
Oppenheimer Developing Markets Fund	15,761 units	503,868
T. Rowe Price Institutional Large Cap Growth Fund	83,433 units	2,439,582
T. Rowe Price Total Equity Market Index	5,216 units	132,215
Victory Munder Mid Cap Core Growth Fund	41,800 units	1,470,106
Virtus Real Estate Securities Fund	18,845 units	562,697
BNY Mellon Agg Bond Index Fund	1,215 units	160,209
BNY Mellon International Stock Index	3,075 units	395,897
State Street S&P 500 Index CIT	82,688 units	1,767,379
*MetLife Stable Value Fund	29,765 units	3,132,803
*Company Stock Fund	17,319 shares of Company stock and cash	503,386

*Notes Receivable from Participants	Interest rates of 4.25% - 6%, with maturity dates through 2025	678,453

Total Assets		$20,876,018

*	Denotes a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Xenith Bankshares, Inc.
(Name of Plan)

Date: June 29, 2017	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III, Chief Executive Officer
Xenith Bankshares, Inc. (Plan Sponsor and Master Defined Contribution Plan Participating Employer)